The following information was taken from a Global Commodity Strategy Fund prospectus sticker with an effective date of February 22, 2010:

The fund may invest in a central fund that in turn invests in a wholly-owned subsidiary that invests in commodity-linked derivative instruments. FMR has contractually agreed to waive the fund's management fee in an amount equal to its proportionate share of the management fee paid to FMR by the subsidiary based on the fund's proportionate ownership of Commodity Strategy Central Fund. This arrangement will remain in effect for at least one year from the effective date of the prospectus, and will remain in effect thereafter as long as FMR's contract with the subsidiary is in place. If FMR's contract with the subsidiary is terminated, FMR, in its sole discretion, may discontinue the arrangement.